Michael Baker Corporation

Airside Business Park 100 Airside Drive Moon Township, PA 15108 (412) 269-6300
April 22, 2011
Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Michael Baker Corporation File No. 333-172055 Registration Statement on Form S-3
Dear Mr. Kluck:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Michael Baker Corporation (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3, File No. 333-172055 (the “Registration Statement”), filed by the Registrant with the Securities and Exchange Commission (the “Commission”), as amended, and all exhibits thereto (collectively, the “Registration Statement”). We request that the Registration Statement be declared effective on April 26, 2011, at 4:00 p.m., Eastern Time or as soon thereafter as is practicable. Please call David L. DeNinno, at (412) 288-3214 to provide notice of effectiveness.
The Registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (412) 269-2532 or our counsel, David L. DeNinno, at (412) 288-3214.
Sincerely,
/s/ H. James McKnight
H. James McKnight
Executive Vice President, Chief Legal Officer &
Corporate Secretary
Michael Baker Corporation
Cc: Stacie D. Gorman